

Mail Stop 4720

December 13, 2016

Mr. Steven A. Sugarman
Chairman, President and Chief Executive Officer
Banc of California, Inc.
18500 Von Karman Avenue, Suite 1100
Irvine, California 92612

      **Re:    Banc of California, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2015**
              **Filed February 18, 2016**
              **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
              **Filed August 4, 2016**
              **Form 8-K Filed October 19, 2016**
              **File No. 001-35522**

Dear Mr. Sugarman:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 8-K filed October 19, 2016

Exhibit 99.2

1. You entered into alternative energy partnerships during the third quarter ended September 30, 2016, which resulted in an increase in noninterest expenses and the recognition of income tax benefits. So that investors may have a better understanding of these new investments, please tell us and revise in future filings to address the following:

   - The nature and terms of the alternative energy partnerships entered into as well as the company's future plans for entering into these types of investment partnerships;

- The accounting literature followed to recognize noninterest expenses and income tax benefits;
- The funding commitments under these investment partnerships; and
- The reasons the company has no credit exposure under these partnerships.

2. You disclose that you entered into a new "flow through" agreement on agency originations during the quarter ended September 30, 2016, to reduce the volatility from mortgage servicing rights. Please tell us how the volatility of your mortgage servicing rights will be reduced and the expected impact on operating performance as a result of this new "flow through" agreement.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Notes to Consolidated Financial Statements

Note 2 – Asset Sale and Subsidiary Sale Transactions, page 13

3. Please tell us how you determined the gain of $3.7 million on the sale of the Palisades Group to the Chief Executive Officer and Chief Investment Officer of the Palisades Group. Please also tell us how you determined that the $5 million note receivable due in 2018 from the sale of the Palisades Group was collectible given the total assets of $4.5 million and negative net assets of $540,000 of the Palisades Group.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Brach Chief
Office of Financial Services